UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36205 / June 4, 2026

In the Matter of	:
	:
VEGASHARES ETF TRUST	:
VEGA CAPITAL PARTNERS LLC	:
330 Spring Street	:
New York, NY 10013	:
	:
	:
(812-15998)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE ACT, AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

VegaShares ETF Trust and Vega Capital Partners LLC filed an application on February 27, 2026, and an amendment to the application on April 23, 2026, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On April 29, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36134). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by VegaShares ETF Trust and Vega Capital Partners LLC (File 812-15998) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.